FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐  No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

NATIONAL BANK OF GREECE S.A.

RESULTS OF VOTING

at the Bank’s Annual General Meeting of Shareholders

held on 30 June 2016

(under article 32 par.1 of Codified Law 2190/1920, and par. 4.1.3.3 of the Athens Exchange Rulebook)

The Annual General Meeting of Shareholders of National Bank of Greece held on Thursday, 30 June 2016 at 11:00 hours in the Mela Building, on 93 Aiolou street, was attended, in person or by proxy, by 479 Shareholders, representing 5,871,336,988 common voting shares, i.e. 65.15% of total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Accordingly, the General Meeting formed a quorum and was duly convened to deliberate, in compliance with article 15 of the Bank’s Articles of Association, Codified Law 2190/1920 and Law 3864/2010, taking the following decisions:

Item 1:                                    Submission for approval of the Board of Directors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015), and submission of the respective Auditors’ Report for information purposes.

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting approved the Board of Directors’ Report and was informed on the respective Auditors’ Report on the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,777,350,134	99.14%	676,666	0.01%	49,508,862	0.85%

Item 2:                                    Submission for approval of the Annual Financial Statements of the Bank and the Group for the financial year 2015 (1.1.2015 — 31.12.2015).

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting approved the Annual Financial Statements of the Bank and the Group for the financial year 2015 (01.01.2015 — 31.12.2015), as approved by the Board.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,777,350,134	99.14%	676,666	0.01%	49,508,862	0.85%

Item 3:                                    Discharge of the members of the Board of Directors and the Auditors of the Bank, of Ethnodata S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015 (1.1.2015 — 31.12.2015).

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting discharged the members of the Board of Directors and the Auditors of the Bank, and of Ethnodata S.A. (absorbed through merger) from any liability for indemnity regarding the Annual Financial Statements and management for the year 2015 (1.1.2015 — 31.12.2015).

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,515,818,066	94.65%	189,862,986	3.26%	121,854,610	2.09%

Item 4:                                    Election of regular and substitute Certified Auditors for the purposes of the audit of the Financial Statements of the Bank and the Financial Statements of the Group for the year 2016, and determination of their remuneration.

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting elected Certified Auditors Deloitte Hadjipavlou, Sofianos & Cambanis S.A. to undertake the audit of the Annual, Six-monthly, as well as the consolidated Financial Statements of the Bank and the Group for the year 2016, and authorized the Board to determine the remuneration thereof, following proposal of the Audit Committee.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,778,947,420	99.17%	821,566	0.01%	47,766,676	0.82%

Item 5:                                    Approval of the remuneration of the Board of Directors of the Bank, for the financial year 2015 (pursuant to Article 24 par. 2 of Codified Law 2190/1920). Determination of the remuneration of the Chair of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2017. Approval, for the financial year 2015, of the remuneration of the Bank’s Board members in their capacity as members of the Board’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determination of their remuneration through to the AGM of 2017. Approval of contracts of the Bank with members of the Board, under article 23a of Codified Law 2190/1920.

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting approved the remuneration of the Board of Directors of the Bank, for the financial year 2015, pursuant to Article 24 par. 2 of Codified Law 2190/1920; determined the remuneration of the Chair of the Board, the CEO, the Deputy CEOs and non-executive Board members through to the AGM of 2017; approved, for the financial year 2015, the remuneration of the Bank’s Board members in their capacity as members of the Board’s Audit, Corporate Governance & Nominations, Human Resources & Remuneration, Risk Management, and Strategy Committees, and determined their remuneration through to the AGM of 2017, and approved the contracts of the Bank with members of the Board, under article 23a of Codified Law 2190/1920.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
4,764,448,762	81.76%	910,053,409	15.62%	153,033,491	2.63%

Item 6:                                    Granting of permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting granted permission, pursuant to Article 23 par. 1 of Codified Law 2190/1920 and Article 30 par. 1 of the Bank’s Articles of Association, for Board members, General Managers, Assistant General Managers and Managers to participate on the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

RESULTS OF VOTING

YES		NO		ABSTAINED
VOTES	%	VOTES	%	VOTES	%
5,779,645,050	99.18%	800,602	0.01%	47,090,010	0.81%

Item 7:         Election of new members to the Board and appointment of independent non-executive members pursuant to the provisions of Law 3016/2002, as amended.

The seventh item of the agenda was not discussed.

Item 8:            Election of regular and substitute members of the Audit Committee

Quorum required:                                                                                                                                                               20% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

Quorum actually recorded:                                                                                                             65.15% of the total common voting shares (excluding shares received and owned by the HFSF in the context of the Bank’s share capital increase completed in June 2013 [under article 7a, Par. 2a of Law 3864/2010]).

The General Meeting elected as regular members of the NBG Board Audit Committee, with a term through to the AGM of 2017, Mr. Petros Sabatacakis, Mr. Charalampos Makkas, Mr. Dimitrios Afendoulis, Mrs. Marianne Økland and Mr. Mike Aynsley.

RESULTS OF VOTING

	YES		NO		ABSTAINED
MEMBERS	VOTES	%	VOTES	%	VOTES	%
Petros Sabatacakis	5,187,853,051	89.02%	491,775,471	8.44%	147,907,140	2.54%
Charalampos Makkas	5,187,853,051	89.02%	491,775,471	8.44%	147,907,140	2.54%
Dimitrios Afendoulis	5,187,853,051	89.02%	491,775,471	8.44%	147,907,140	2.54%
Marianne Økland	5,187,853,051	89.02%	491,775,471	8.44%	147,907,140	2.54%
Mike Aynsley	5,187,853,051	89.02%	491,775,471	8.44%	147,907,140	2.54%

Item 9:            Various announcements and approvals.

This agenda item concerns announcements that are not put to a vote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos
(Registrant)

Date: July 5th, 2016
Chief Financial Officer

/s/ George Angelides
(Registrant)

Date: July 5th, 2016
Director, Financial Division